4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001070890
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Getty Images, Inc.
  0001047202
  <IRS-NUMBER>98-0177556
</SUBJECT-COMPANY>
<PERIOD>12/19/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Klein, Jonathan D.
   601 North 34th St


   Seattle, WA 98103
2. Issuer Name and Ticker or Trading Symbol
   Getty Images, Inc. (GYI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/19/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/17/02    A        15,000 (1)    A               15,000         D  Direct
Common Stock                                                                                     900            I  Family Members
Common Stock                                                                                     412,602        I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to$12.41                                                                     10/15/02     10/15/11
 buy)
Employee Stock Option (Right to$13.32                                                                                  11/03/08
 buy)
Employee Stock Option (Right to$16.10                                                                                  07/02/06
 buy)
Employee Stock Option (Right to$16.85                                                                     03/30/02     03/30/11
 buy)
Employee Stock Option (Right to$19.07                                                                     10/22/00     10/22/09
 buy)
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy)
Employee Stock Option (Right to$25.43                                                                     05/07/02     05/07/11
 buy)
Employee Stock Option (Right to$25.43                                                                     06/26/02     06/26/11
 buy)
Employee Stock Option (Right to$30.32                                                                     04/28/01     04/28/10
 buy)
Employee Stock Option (Right to$13.32                                                                                  11/03/08
 buy).
Employee Stock Option (Right to$20.91                                                                                  02/09/08
 buy).

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (Right to          Common Stock                   50,000                    50,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   30,990                    30,990        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   307,995                   307,995       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   50,000                    50,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   15,000                    15,000        D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   230,000                   230,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   232,000                   232,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   170,000                   170,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   400,000                   400,000       D   Direct
 buy)
Employee Stock Option (Right to          Common Stock                   7,500                     7,500         D   Direct
 buy).
Employee Stock Option (Right to          Common Stock                   345,000                   345,000       D   Direct
 buy).

Explanation of Responses:

(1)
The reporting person received a restricted stock award which will vest as to 50% on December 17, 2003 and 50% on December 17, 2004.

SIGNATURE OF REPORTING PERSON
/S/ By: Jeff Beyle
    For: Jonathan D. Klein
DATE 12/19/02